September 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)

Filed March 12, 2013

File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter dated September 4, 2013 (the “Comment Letter”) to Mr. Jeffrey B. Johnson, Chief Accounting Officer of Scientific Games Corporation (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Consolidated Results

Income Tax Expense, page 47

1.                                      We note your disclosure that your income tax expense is primarily attributable to taxes in your foreign jurisdictions. Tell us what consideration you gave to providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us what consideration was given to disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

In Note 19 to our Consolidated Financial Statements in our 2012 Form 10-K, we explained the impact on our effective income tax rate and tax obligations of our foreign earnings taxed at lower rates. Specifically, the note contained a reconciliation of the U.S. federal statutory tax rate to our overall effective tax rate, as well as the components needed to derive our foreign effective tax rate.

The operating loss in the U.S. had the most significant impact on our overall effective tax rate in 2012.  As we disclosed in Note 19 and in the MD&A, we have established a valuation allowance against our U.S. net deferred tax assets and, accordingly, domestic losses do not currently result in a tax benefit for the Company.  In light of the U.S. loss (for which we receive no benefit),  the effective tax rate on U.S. earnings was approximately zero, which was significantly less than our 2012 foreign effective tax rate.  Our effective tax rate on foreign earnings is impacted by the mix of income and the statutory tax rates in the more than 20 foreign jurisdictions in which we (directly or through joint ventures) operate.  However, in recent years, changes in the statutory tax rates of foreign jurisdictions or the mix of income from our foreign operations have not materially impacted the Company’s overall effective tax rate.  In light of the foregoing, we concluded that additional disclosures regarding these foreign jurisdictions would not contribute meaningfully to understanding and evaluating the Company for the relevant periods.  However, we appreciate the Staff’s comment and, in future filings, we intend to include in the MD&A, where material, additional information regarding our foreign effective tax rate, the primary jurisdictions impacting such rate and a cross-reference to additional information in our tax footnote, in substantially the following form:

Income tax expense was $14.6 million for the year ended December 31, 2012 compared to $16.0 million for the year ended December 31, 2011.  The effective income tax rates for the years ended December 31, 2012 and 2011 were (30.5)% and 468.7%, respectively.  The income tax expense in 2012 was primarily attributable to income tax expense in our foreign jurisdictions.  Our effective tax rate for 2012 does not include the benefit of the 2012 U.S. tax loss as a result of the valuation allowance we have established against our U.S. deferred tax assets.  In light of the U.S. loss (for which we receive no benefit), the 2012 effective tax rate on U.S. earnings was approximately zero, compared to an effective tax rate on foreign earnings of 13.8%.  Our effective income tax rate on foreign earnings is impacted by the mix of income and the statutory tax rates in our foreign jurisdictions, which currently range from a low of 0% to a high of 35%.  The foreign jurisdictions that had the most impact on our foreign income tax expense (benefit) in 2012 include Austria, Australia, Ireland and the U.K.

Our income tax expense (benefit) may change from period-to-period based on, among other factors, the mix of earnings between U.S. and foreign jurisdictions and among foreign jurisdictions, the effect of valuation allowances, state and local taxes, specific events such as the settlement of income tax audits and changes in tax law, and the effects of the Company’s global income tax strategies.  Please refer to Note 19 (Income Tax Expense) to our Consolidated Financial Statements for additional information regarding our foreign and domestic pre-tax income (loss), our foreign and domestic income tax expense (benefit) and the effect foreign taxes have on our overall effective tax rate.

Consolidated Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

Revenue Recognition, page 79

2.                                      We note your disclosure that for multiple deliverable arrangements that include license branded property and services you allocate revenue based on relative selling price. Please tell us how you determine relative selling price (VSOE, TPE or ESP) and tell us what consideration you gave to providing disclosure of how relative selling price is determined. See ASC 605-25-30-2 and 605-25-50-2(e).

In a multiple-deliverable arrangement, we allocate revenue to each element of the arrangement based on the relative selling price hierarchy prescribed in ASC 605-25-30-2.  In our licensed property business, we recognize revenue from licensing brands to lotteries that are coupled with a merchandising service component.  As a value-added service component, we purchase and distribute prizes on behalf of lottery authorities to identified winners.  There are typically two deliverables in such arrangements — the license and the merchandising services — which are each separate units of accounting.

For the license, we have established vendor-specific objective evidence (VSOE), as we license branded property on a stand-alone basis and have an established rate card that documents the rate charged on each game license when provided separately.  We have not established VSOE or third-party evidence (TPE) for the merchandising services as we have not historically sold these services separately, nor is there adequate TPE for these services in light of the type of service and the level of customization involved for the particular lottery customer.  As such, in accordance with the requirements of ASC 605-25-30-6C, we developed an estimated selling price (ESP) for the merchandising services using a cost-plus margin approach based on a variety of company-specific factors, including pricing models, internal costs and minimum operating margin requirements.

In response to the Staff’s comment and in accordance with ASC 605-25-30-2 and ASC 605-25-50-2(e), we intend to include additional disclosure in future filings regarding how we determine relative selling price in these arrangements, in substantially the following form (additional disclosure in bold).

Revenue from licensing branded property coupled with a service component whereby we purchase and distribute merchandise prizes on behalf of lottery authorities to identified winners is recognized as a multiple deliverable arrangement. There are typically two deliverables in this arrangement — the license and the merchandising services — which are separate units of accounting.  We allocate revenue to the deliverables in accordance with the relative selling price method prescribed in ASC 605-25-30-2.  If neither vendor specific objective evidence (“VSOE”) nor third-party evidence of selling price exists for a deliverable, we use an estimated selling price (“ESP”) for that deliverable.  Revenue allocated to the license is determined using VSOE based on the rates we charge when we license branded property on a stand-alone basis and is recognized when the use of the licensed property is permitted, which is typically when the contract is signed. Revenue allocated to the merchandising services is determined using ESP, which is generally based on a cost-plus margin approach taking into account a variety of company-specific factors, including pricing models, internal costs and minimum operating margin requirements.  Revenue from the merchandizing services is recognized on a proportional performance method as this method best reflects the pattern in which the obligations of the merchandising services to the customer are fulfilled.  A performance measure is used based on total estimated cost allocated to the merchandising services.  By accumulating costs for services as they are incurred, and dividing such costs by the total costs of merchandising services which is estimated based on a budget prior to contract inception, a percentage is determined.  The percentage determined is applied to the revenue allocated to the merchandising services and that proportionate amount of revenue is recognized on a monthly basis.

Note (2) Business and Geographic Segments, page 85

3.                                      We note that you have three reportable segments. We also note your disclosures on page 98 regarding the change in management authority structure including the change in designation of your CODM which resulted in you now having seven operating segments and therefore seven reporting units. Please tell us how you considered the change in reporting structure and the number of operating segments when determining that you still have three reportable segments. To the extent your operating segments have been aggregated, explain how you have applied the aggregation criteria in ASC 280-10-50-11. Separately, explain your consideration of the disclosure requirements in ASC 280-10-50-21.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer (“CEO”) in accordance with the guidance set forth in ASC 280-10-50-5. We considered the guidance of ASC 280-10-50-1, which states that an operating segment is a component of a business:

(a)         that engages in business activities from which it may earn revenues and incur expenses,

(b)         that has operating results that are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and

(c)          for which discrete financial information is available.

Based on the criteria set forth in ASC 280-10-50-1, as of December 31, 2012, we concluded that we had seven operating segments.  The CODM regularly reviews operating results containing discrete financial information regarding the operations of the Company at the operating segment level for the following: Printed Products; Licensed Properties; U.S. Lottery Systems; International Lottery Systems (“ILS”); China Lottery; Video Systems; and Gaming.  The CODM reviews and assesses the operating performance of, and makes resource allocation decisions with respect to, each operating segment.

We have (1) aggregated the Printed Products and Licensed Properties operating segments into the Printed Products reportable segment, (2) aggregated the U.S. Lottery Systems, ILS, China Lottery and Video Systems operating segments into the Lottery Systems reportable segment and (3) a Gaming operating segment that is the Gaming reportable segment, in each case, based upon the guidance within ASC 280-10-50-10 through 11.  Each reportable segment is run by an executive who reports directly to the CODM and is directly accountable for the performance of such reportable segment.  In addition, each of these executives is responsible for developing the annual budget and forecasts for the applicable reportable segment.

Materiality Assessment

In accordance with ASC 280-10-50-12, we reviewed the following for each operating segment to determine if an operating segment was individually material:  (1) operating segment revenue as a percentage of consolidated revenue for the year ended December 31, 2012; (2) absolute value of the operating income of the operating segment as a percentage of consolidated operating income for all operating segments that did not report a loss for the year ended December 31, 2012; and (3) the operating segment’s assets as a percentage of consolidated assets as of December 31, 2012.  The results of this analysis are presented below:

	Individual operating segment materiality analysis
Operating Segment	Revenues as a % of consolidated revenues as of December 31, 2012	Operating income as a % of consolidated operating income as of December 31, 2012	Assets as a % of consolidated assets as of December 31, 2012	Operating segment individually material?

Printed Products	49%	78%	40%	Yes
Licensed Properties	5%	3%	5%	No
US Lottery Systems	15%	4%	14%	Yes
Int'l Lottery Systems	8%	11%	10%	Yes
Video	2%	2%	1%	No
China Lottery	3%	4%	5%	No
Gaming	17%	6%	22%	Yes

Principles of Aggregation

We believe that aggregating the operating segments into three reportable segments is consistent with the objective and principles of ASC 280-10-50-11.  Given the similarities of the operating segments, as discussed below, we believe disclosure on an aggregated basis is consistent with how management operates the business and provides investors with the relevant information that is meaningful to understanding the Company’s financial performance and prospects.  Accordingly, the Company has concluded that aggregation of the operating segments into three reportable segments is appropriate.

Quantitative and Qualitative Characteristics

In accordance with ASC 280-10-50-11, we analyzed the following for each operating segment to determine if the operating segments were economically similar: (1) the gross margins for each of the historical annual periods from December 31, 2008 through December 31, 2011; (2) the gross margins for the year ended December 31, 2012; and (3) the projected gross margins for the year ending December 31, 2013.  We also considered other economic factors such as the regulatory environment and economic risks related to each operating segment.  After determining which operating segments could be aggregated based upon the quantitative economic similarities, we analyzed the qualitative similarities of each operating segment in accordance with ASC 280-10-50-11.  A summary of our analysis by operating segment is included below.

Printed Products Reportable Segment

Quantitative:  Based on our quantitative analysis, the gross margins of the Printed Products and Licensed Properties operating segments are similar, and we believe these operating segments will continue to have comparable long-term gross margins because of the similarities in the nature of products and services, production processes and methods to distribute the products and services.  Further, both operating segments provide products and services only to government lotteries (or entities licensed to operate or facilitate government lotteries), which generally have a similar economic risk profile.

Qualitative

Nature of the products and services:  The products and services of the Printed Products and Licensed Properties operating segments are similar in nature and have similar end-users. The Printed Products operating segment manufactures and sells instant lottery tickets and provides lotteries with cooperative service programs.  We also provide licensed branded lottery products primarily to further the sales of instant lottery tickets through the printing of the licensed brands on the face of the lottery tickets or other promotional lottery products.  The amount of revenue for these two operating segments is correlated with the amount of tickets sold in the relevant jurisdiction.  Thus, these operating segments are expected to have similar rates of profitability, similar degrees of risk and similar opportunities for growth.

Nature of the production processes:  The production processes for the Printed Products and Licensed Properties operating segments are similar as instant lottery tickets, including those that incorporate licensed brands, are produced through the same printing process. The production of licensed branded lottery products is inseparable from the production of instant tickets.

Type or class of customer for the products and services:  The Printed Products and Licensed Properties operating segments primarily have the same customers, which are government lotteries (or entities licensed to operate or facilitate government lotteries).

Methods used to distribute the products or provide the services: The Printed Products and Licensed Properties operating segments share the same distribution channels for their products and services.

Nature of the regulatory environment:  The Printed Products and Licensed Properties operating segments engage with the same customers, which are government lotteries (or entities licensed to operate or facilitate government lotteries) that operate in the regulated lottery industry.

Based on management’s analysis, as outlined above, we believe that it is appropriate to aggregate our Printed Products and Licensed Properties operating segments into the Printed Products reportable segment and that separate disclosure of these operating segments in the segment footnote would not contribute meaningfully to understanding the Company’s operations.

Lottery Systems

Quantitative:  Based on our quantitative analysis, the gross margins of the U.S. Lottery, ILS, Video Systems and China Lottery operating segments are similar, and we believe these operating segments will continue to have comparable long-term gross margins because of the similarities in the nature of products and services, production processes and methods to distribute the products and services.  Further, these operating segments provide products and services only to government lotteries (or entities licensed by the government to operate or facilitate government lotteries), which generally have a similar economic risk profile.

Qualitative

Nature of the products and services:  The U.S. Lottery Systems, ILS, Video Systems and China Lottery all provide similar products and services, generally comprised of a central monitoring and control system, customized computer software, software support, field service requirements and equipment and data communication services.  The products and services provided by these four operating segments have similar purposes and end-users and share common, interchangeable production or sales facilities, equipment, technology, intellectual property and labor forces.

Nature of the production processes:  The production process for these four operating segments is similar in that we customize software and hardware for each customer to provide the products and services noted above.  The manufacturing of the equipment used in each of these operating segments is outsourced and procured from similar vendors.

Type or class of customer for their products and services:  These four operating segments primarily have the same type of customers, which are government lotteries (or entities licensed to operate or facilitate government lotteries).

Methods used to distribute their products or provide their services:  These four operating segments have very similar distribution channels, whereby we customize software and hardware to provide the services noted above.

Nature of the regulatory environment:  These four operating segments have the same types of customers, which are government lotteries (or entities licensed to operate or facilitate government lotteries) that operate in the regulated lottery industry.

Based on management’s analysis, as outlined above, we believe that it is appropriate to aggregate our U.S. Lottery Systems, ILS, Video Systems and China Lottery operating segments into the Lottery Systems reportable segment and that separate disclosure of these operating segments in the segment footnote would not contribute meaningfully to understanding the Company’s operations.

Gaming

The Gaming operating segment is a stand-alone operating segment that provides server-based gaming terminals and systems and other products and services to operators in the wide-area gaming industry.  The operating segment is individually material and has not been aggregated with any other operating segment.  As such, the Gaming operating segment is our Gaming reportable segment.

Disclosures

The Business — Operational Overview section of our 2012 Form 10-K provides a description of the products and services for each reportable segment, which includes descriptions of products and services provided by each of our operating segments and how our revenues are derived.  By way of example, the Printed Products operational overview describes our instant ticket and licensed branding products, services and customer base, as well as the various ways we derive revenue from the provision of these products and services to our customers.  Our Lottery Systems operational overview describes the relevant products, services and customer base and the various ways we derive revenue from our Lottery Systems offerings, with specific references to our U.S., international, China and video operations.  Our Gaming operational overview describes our products, services and customer base, as well as the various ways we derive revenue from our Gaming customers.  As such, we believe we have provided adequate disclosure regarding how our business is organized and how our operating segments are aggregated.

We will, in response to the Staff’s comment, include additional disclosure in future filings regarding the identification of our reportable segments in accordance with ASC 280-10-50-21, in substantially the following form (additional disclosure in bold):

We report our operations in three business segments — Printed Products, Lottery Systems and Gaming — each of which provides different products and services and each of which is managed by a separate segment executive who reports to our Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”) under applicable accounting standards.  The types of products and services from which each reportable segment derives its revenues are discussed in Note 1 (Description of the Business and Summary of Significant Accounting Policies) to our Consolidated Financial Statements.

Note (5) Basic Income Per Common Share and Diluted Income Per Common Share, page 95

4.                                      We note your disclosures that there are outstanding stock options and RSUs that could potentially dilute basic earnings per share. Tell us what consideration you gave to disclosing the number of potentially dilutive securities that were not included in the computation of diluted EPS because to do so would have been antidilutive. ASC 260-10-50-1.

We disclosed in Note 5 to our Consolidated Financial Statements that we had outstanding stock options and restricted stock units (RSUs) that could potentially dilute basic earnings per share (EPS) in the future.  We considered disclosing the number of potentially dilutive securities that were not included in the computation of diluted EPS and concluded that all outstanding stock options and RSUs were anti-dilutive given the net loss position of the Company for the periods presented. In addition, the number of outstanding stock options and RSUs was disclosed in Note 16 to our Consolidated Financial Statements.

We will, in response to the Staff’s comment, disclose in future filings, as applicable, the number of potentially dilutive securities that were excluded from the computation of diluted EPS, in substantially the following form.

For all periods presented, basic and diluted loss-per-share are the same, as any additional common stock equivalents would be anti-dilutive.  We excluded 3,461, 3,868 and 6,751 stock options from the calculation of diluted weighted-average earnings per share for fiscal years 2012, 2011 and 2010, respectively, that would be anti-dilutive due to the net loss in those periods. We excluded 4,815, 4,771 and 2,440 restricted stock units from the calculation of diluted weighted-average earnings per share for fiscal years 2012, 2011 and 2010, respectively, that would be anti-dilutive due to the net loss in those periods.

Note (19) Income Tax Expense, page 127

5.                                      We note your disclosure on page 130 regarding earnings from foreign subsidiaries that are permanently reinvested. In your response to prior comment 5 of your letter dated December 13, 2011 you indicated that it was not practicable to determine the amount of the unrecognized deferred tax liability. Please revise your disclosure in future filings to include a statement that determination of the amount of the unrecognized deferred tax liability is not practicable. We refer you to ASC 740-30-50-2(c).

We will, in response to the Staff’s comment and in accordance with ASC 740-30-50-2(c), include additional disclosure in future filings in substantially the following form (additional disclosure in bold).

Deferred taxes have not been provided on the excess of book basis over tax basis in the shares of certain foreign subsidiaries because these basis differences are not expected to reverse in the foreseeable future and are essentially permanent in duration. Our intention is to continue to reinvest the earnings of our foreign subsidiaries indefinitely. The estimated cumulative amount of earnings from foreign subsidiaries that are permanently invested outside of the U.S. is $265,474 as of December 31, 2012. We do not believe it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on our undistributed foreign earnings given the large number of tax jurisdictions involved and the many factors and assumptions required to estimate the amount of the U.S. federal income tax on the undistributed earnings after reduction for the available foreign tax credits.

Note (21) Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 133

6.                                      Your disclosure indicates that the subsidiary guarantees are full and unconditional. We note that the related indenture agreements contain certain provisions under which the subsidiary guarantors shall be released from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

Section 11.04 of the indentures governing our senior subordinated notes contain customary release provisions relating to the subsidiary guarantees, consistent with those specified in Section 2510.5 of the SEC’s Financial Reporting Manual.  We did not specifically disclose such release provisions in our 2012 Form 10-K because we believe that these release provisions are customary for indentures governing notes of the type covered by our indentures.  We will, in response to the Staff’s comment, include additional disclosure in future filings regarding the qualifications to the subsidiary guarantors in substantially the following form (additional disclosure in bold):

SGI’s obligations under the Credit Agreement, the 2020 Notes and the 2019 Notes are fully and unconditionally and jointly and severally guaranteed by Scientific Games Corporation (the “Parent Company”) and our 100%-owned U.S. subsidiaries other than SGI (the “Guarantor Subsidiaries”). Our 2018 Notes, which were issued by the Parent Company, are fully and unconditionally and jointly and severally guaranteed by our 100% owned U.S. subsidiaries, including SGI. The guarantees of our 2020 Notes, 2019 Notes and 2018 Notes will terminate upon the following customary circumstances: (1) the sale or disposition of the capital stock of the guarantor (including by consolidation or merger of the guarantor into another person); (2) the liquidation or dissolution of the guarantor; (3) the defeasance or satisfaction and discharge of the notes; (4) the release of the guarantor from any and all guarantees of indebtedness of the Parent Company and SGI (or, in the case of the 2018 Notes, the release of the guarantor from any and all guarantees of indebtedness of the Parent Company); and (5) in the case of the 2020 Notes, the proper designation of the guarantor as an unrestricted subsidiary pursuant to the indenture governing the 2020 Notes.

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Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please contact me at (678) 297-5265.

Very truly yours,

/s/ Jeffrey B. Johnson

Jeffrey B. Johnson
Vice President, Finance, and Chief Accounting Officer

cc:	Mr. A. Lorne Weil
Chairman and Chief Executive Officer
Scientific Games Corporation

Mr. Jeffrey S. Lipkin
Senior Vice President and Chief Financial Officer
Scientific Games Corporation

Mr. Jack B. Sarno
Vice President — Worldwide Legal Affairs
Scientific Games Corporation